UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-31257

A.	Full title of the plan and the address of the plan, if different from that of Issuer named below:

COMPUTER NETWORK TECHNOLOGY CORPORATION

401(K) SALARY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDATA CORPORATION

11802 RIDGE PARKWAY

BROOMFIELD, COLORADO 80021

720-558-8000

NOTE

On June 1, 2005, McDATA Corporation (“McDATA”) closed its acquisition of Computer Network Technology Corporation (“CNT”) pursuant to an Agreement and Plan of Merger, dated January 17, 2005, as amended (the “Merger Agreement”). On June 1, 2005, Condor Acquisition, Inc., a wholly-owned subsidiary of McDATA, was merged with and into CNT, with CNT surviving the merger and becoming a wholly-owned subsidiary of McDATA. CNT was renamed as McDATA Services Corporation on June 1, 2005. CNT common shares previously held in the CNT 401(k) Salary Savings Plan have been exchanged for McDATA Class A common shares. Accordingly, McDATA is filing this Form 11-K on behalf of the former CNT 401(k) Salary Savings Plan. This Form 11-K will utilize the prior name of the plan.

REQUIRED INFORMATION

1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.	The Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of items 1-3 of Form 11-K, the following financial statements and schedule of the plan for the years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

Report of Independent Registered Public Accounting Firm and Statement of net assets available for benefits

COMPUTER NETWORK TECHNOLOGY CORPORATION

401(K) SALARY SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Computer Network Technology Corporation

    401(k) Salary Savings Plan

Broomfield, Colorado

We have audited the accompanying statements of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Milwaukee, Wisconsin

June 23, 2006

Computer Network Technology Corporation

401(k) Salary Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2005	2004
ASSETS

Investments:
Fair value	$6,618,216	$51,474,576
Estimated fair value	586,851	680,040

	7,205,067	52,154,616

Cash:	33,021,085	—

Receivables:
Participant elective deferrals	—	135,110
Employer matching contributions	—	15,035
Other	—	14,039

	—	164,184
NET ASSETS AVAILABLE FOR BENEFITS	$40,226,152	$52,318,800

The accompanying notes are an integral part of these financial statements.

Computer Network Technology Corporation

401(k) Salary Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,

	2005	2004
ADDITIONS

Investment gain:
Net appreciation in fair value of investments	$1,160,840	$2,102,241
Interest and dividends	1,586,140	1,256,240

	2,746,980	3,358,481

Contributions:
Participant elective deferrals	4,635,572	6,041,257
Employer matching contributions	1,203,023	2,031,733
Participant rollovers	546,282	1,466,499

	6,384,877	9,539,489

Total additions	9,131,857	12,897,970

DEDUCTIONS

Benefits paid to participants	(21,224,505)	(4,431,009)

Net decrease	(12,092,648)	8,466,961

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	52,318,800	43,851,839

End of year	$40,226,152	$52,318,800

The accompanying notes are an integral part of these financial statements.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

Investment Valuation and Income Recognition

The McDATA Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year. Participant loans are valued at the estimated fair value of the loan. All investments are participant directed.

Assets can also be invested in various mutual funds and a common collective trust. Such assets are stated at fair value as determined by Fidelity Investments based upon the fair value of the fund’s underlying assets. Income from these funds represent the Plan’s share of income from the mutual funds and the common collective trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Plan and Administrative Expenses

All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment gain (loss). During 2005 and 2004, $28,721 and $35,888, respectively, of investment fees were paid by the Plan. Other administrative expenses, that are not offset by forfeitures of terminated participants’ non-vested amounts, were paid by the Plan Sponsor, Computer Network Technology Corporation through May 31, 2005, and McDATA corporation from June 1, 2005 through December 31, 2005.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net appreciation/(depreciation) in fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between the fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

Benefits Paid to Participants

Benefits paid to participants are recorded by the Plan when paid.

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE B – PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. On January 2, 2002, net assets of the Plan were transferred from CIGNA to Fidelity Management Trust Company, the new trustee and custodian of the Plan, and the Plan was amended to incorporate all amendments required by law through that date. On January 1, 2003, the Plan was amended to incorporate all amendments required by law through that date. The amendments did not have a material effect on the Plan. On May 5, 2003, an addendum to the Plan was made to permit employees of the acquired companies to join the Plan. The addendum recognizes the years of service the employee has with the acquired companies for purposes of eligibility and vesting. The addendum also states that the amount paid by the acquired companies as an employer match will be considered part of the Computer Network Technology Corporation employer matching contribution for the year ending December 31, 2003. Upon acquisition of Computer Network Technology Corporation on June 1, 2005 by McDATA Corporation, McDATA Corporation became the Plan Sponsor.

Eligibility

All employees of Computer Network Technology Corporation (the Company) who are age eighteen or older and are scheduled to work at least one hour of service in the first year are eligible to participate in the Plan beginning on the first day of employment. Temporary employees and members of collective bargaining agreements are not eligible to participate in the Plan. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan.

Vesting

Participant elective deferral contributions are 100% vested regardless of length of service. Employer matching contributions are 25% vested after one year of service, 50% vested after two years of service, 75% vested after three years of service, and 100% vested after four years of service.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

Funding Policy

Contributions made pursuant to participant elective deferrals are permitted up to 15% of the participant’s eligible compensation, subject to limits established by law. Participants satisfying certain criteria are permitted to make catch-up contributions, as stated in the Plan agreement. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed daily.

Matching employer contributions are at the discretion of the Plan Sponsor, not to exceed $2,500 per participant.

Participants’ Accounts

Participants’ accounts are credited with their participant contributions (elective deferral, catch-up and rollover), discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocations of Plan earnings or losses are based on the participant’s account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, net of tax, or to rollover the entire vested portion to a qualified plan. If the participant’s account is not fully distributed at termination of service, a partial payment may be elected by the participant. If the participant’s vested balance is greater than $5,000, the participant may also elect not to receive a distribution at the date of termination, as defined in the Plan agreement. Effective March 28, 2005, if the participant’s vested balance is greater than $1,000, the participant may also elect not to receive a distribution at date of termination.

Plan Termination

The Plan provides that upon termination, all amounts credited to a participant’s account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant loans outstanding at December 31, 2005 and 2004 were $586,851 and $680,040 respectively. Such loans bear interest at rates ranging from 5.0% to 10.5% at December 31, 2005 and 2004. Principal and interest for active participants are repaid ratably through payroll deductions.

Forfeitures

The Plan Sponsor may use these funds to offset administrative expenses, reduce employer matching contributions and for other uses as defined in the Plan agreement.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE C – INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2005	2004
Common Stock
McDATA Stock Fund	*	$4,120,968

Mutual Funds
Fidelity Dividend Growth Fund	—	6,473,229
Fidelity Growth Company Fund	—	7,161,128
Fidelity Diversified International Fund	—	4,856,727
Fidelity Balanced Fund	—	4,331,140
Spartan U.S. Equity Index Fund	—	4,468,459
PIMCO Total Return Fund	—	2,691,046
Fidelity Small Cap Stock Fund	—	2,988,777
Fidelity Low-Priced Stock Fund	—	3,290,015

Common/Collective Trust
Fidelity Managed Income Portfolio	4,139,469	6,397,140

*	Less than 5% of Plan's net assets

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2005	2004
Mutual Funds	$2,226,250	$3,155,956
Common Stock	(1,065,410)	(1,053,715)

	$1,160,840	$2,102,241

NOTE D – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 17, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE E – RELATED PARTIES

The Company has been designated as the Plan Administrator. These services are provided at no expense to the Plan.

Certain Plan investments are separate accounts managed by Fidelity Management Trust Company, affiliated with Fidelity Investments, and therefore, these transactions qualify as party-in-interest transactions.

The Plan permits investments in common stock of the Company. These transactions qualify as parties-in-interest transactions.

NOTE F – SUBSEQUENT EVENT AND RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

On June 1, 2005 Computer Network Technology Corporation was merged with a wholly-owned subsidiary of McDATA Corporation (“McDATA”), and Computer Network Technology Corporation survived the merger as a wholly-owned subsidiary of McDATA. Each issued and outstanding share of common stock of Computer Network Technology Corporation was converted into 1.3 shares of McDATA Class A common stock, together with cash in lieu of fractional shares.

Effective January 1, 2006, the Plan merged into the McDATA Corporation Retirement Savings Plan. All assets of the Plan were transferred to the successor plan as of January 1, 2006. For purposes of the Form 5500, these assets are shown as transferred as of December 31, 2005.

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

December 31, 2005
Net assets available for benefits per the financial statements	$40,226,152
Assets transferred to other plan as of January 1, 2006	(40,226,152)

Net assets available for benefits per Form 5500	$—

The following is a reconciliation of transfers per the financial statements to the Form 5500

Year ended December 31, 2005
Assets transferred to other plan per the financial statements	$—
Assets transferred to other plan as of January 1, 2006	40,226,152

Assets transferred to other plan per Form 5500	$40,226,152

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

Computer Network Technology Corporation

401(k) Salary Savings Plan

EIN: 41-1356476

Plan No: 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(a)	(b) Identify of issue, borrower, lessor or similar party	(c) Description of Investment	(e) Current Value
		Common Stock
(*)	McDATA Corporation	McDATA Stock Fund	$1,858,636

		Mutual Fund
(*)	Fidelity Investments	ABF Small Cap Value Fund	620,111

		Common/Collective Trust
(*)	Fidelity Investments	Fidelity Managed Income Portfolio	4,139,469

		Participant Loans
(*)	Participant Loans	Interest Ranging from 5.0% to 10.5% with various maturities	586,851

			$7,205,067

(*)	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER NETWORK TECHNOLOGY CORPORATION 401(K) SALARY SAVINGS PLAN

BY:	COMPUTER NETWORK TECHNOLOGY
CORPORATION PLAN ADMINISTRATOR

BY:	/s/ Thomas O. McGimpsey
President McDATA Services Corporation (formerly Computer Network Technology Corporation)

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Page	Description
23.1	Consent of Independent Registered Public Accounting Firm	Electronically Filed